Bridgford Foods Corporation
1308 NORTH PATT STREET • P.O. BOX 3773 • ANAHEIM, CALIFORNIA 92803
TELEPHONE (714) 526-5533 • FAX (714) 992-9321

August 17, 2012

Ms. Theresa Messinese
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-7010
U.S.A.

Re:	Bridgford Foods Corporation Form 10-K for the Fiscal Year Ended October 28, 2011 Form 10-Q for the Fiscal Period Ended April 13, 2012 File Number: 000-02396

Dear Ms. Messinese,

Thank you for your letter dated June 29, 2012, relating to your review of our Annual Report on Form 10-K for the fiscal year ended October 28, 2011.

The numbered paragraphs below correspond to the numbered comments set forth in your letter.  Each of the comments from your letter has been reproduced in italics immediately before our response.  This letter of response has been filed on EDGAR under the form label CORRESP, as requested.

Form 10-K: For the Year Ended October 28, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
1. We note in the letter to shareholders of your annual report (i) your continued elimination of unprofitable products and operations during the year and continued reorganization of portions of your dry-sausage and meat snack distribution operations and the impact of the high costs of petroleum products on the company’s achievements in the areas of cost-cutting and new product development that caused unprofitable results for the year.  We further note within the “Impact of Inflation” section of your Form 10-K that fuel prices have had a significant impact on your profitability over the last two years.  However, it does not appear that there is any discussion and analysis of the above factors in the MD&A of the Form 10-K and recent interim period filings.  Please expand your disclosure to discuss the impact of each of these factors on your operations, results of operations, including margins, and cash flows as appropriate for each period affected.  In regard to reorganization and product efforts, discuss your assessment (i.e., whether or not successful) of these efforts on past periods completed, and your expectations about the continuation of these efforts and impact on future periods.

Bridgford response:

The impact of the increase in fuel prices for the last two years was significantly higher in fiscal year 2010, an increase of $528,000, versus an increase of $108,000 in fiscal year 2011.  The Company consumes fuel through delivery of products using company-owned vehicles or leased long-haul vehicles.  In order to sustain profitability at high petroleum prices originating in fiscal year 2010, Management sought resourceful ways to deliver product to the customer without sacrificing product quality or customer satisfaction.  Discussion of the types of distribution channels utilized can be found in the response to Question 3 below.  The high fuel prices paid in fiscal 2010 impacted decision making in subsequent periods.  Fuel prices continued to increase in fiscal 2011.  However, the Company consumed less petroleum in gallons and was able to mitigate the impact of higher fuel costs in fiscal 2011.

The reorganization the Company referred to involved the use of different distribution channels and realignment of the Company’s route system to take advantage of the most efficient means of distribution based on the type of products sold in each business segment.  Refer to distribution channel discussion below in the response to Question 3.

The Company has always viewed innovation as a key factor in our continued overall success and longevity.  The Company has always and will continue to search to develop new products to complement our existing line and improve processing techniques and formulas.  Historically, the addition or deletion of any individual product has not had a material effect on our operations with the exception of the new product development that caused unprofitable results for fiscal year 2011.  The set back in fiscal 2011 has not deterred the Company from striving for better and distinctive products but instead provides a standard for comparison and improvement to help insure that future product introductions are successful.

2. Please revise your filing to discuss the reason for changes in unit volume/sales indicated as factor affecting your revenues, for example, new customers obtained or loss of existing customers, increased or reduced demand of existing customers and the associated underlying reason, etc.

Bridgford response:

In our quarterly reports on Form 10-Q we do include a discussion of the components of the change in net sales in a paragraph under the table.  However, it appears we did not carry over the disclosure in Form 10-K.  We will include this discussion in the Net Sales section in future Form 10-Ks.

Cost of Products Sold and Gross Margin
3. We note that one of the factors attributable to the decline in your gross margin is from the company’s shift to plant to customer warehouse direct shipments rather than using your direct store delivery system.  Please explain to us and disclose (i) what each of these delivery methods entails, (ii) the factors that cause a higher/lower margin of each method relative to the other, (iii) the reason(s) for the shift in the delivery method, (iv) the continuation of this shift, (v) the impact on results and margins of subsequently completed interim periods, (vi) the expected impact on the results and margins of future interim and annual periods.

Bridgford response:

Our products are delivered to customers using several distinct distribution channels.  The distribution channel utilized is dependent upon the needs of our customers, the most efficient proximity to the delivery point, trade customs, operating segment as well as product type, life and stability.

SEC 3 (i) What each of these delivery methods entails
Products produced by the Frozen Food Products segment are supplied through leased long-haul vehicles to food service and retail distributors that take title to the product upon shipment receipt.

Products produced or distributed by the Refrigerated and Snack Food segment are supplied to customers through either direct delivery to customer warehouses, direct-store-delivery or redistributors. Product delivered to a customer warehouse is then distributed to the store and stocked by the customer where it is then resold to the end consumer.  Product delivered using the company-owned fleet direct to the store is considered a direct-store-delivery. In this case, we provide the service of setting up and maintaining the display and stocking our products.   In 2008, we began selling products to independent third-party distributors (also known as redistributors) who deliver a broad range of products to large chain stores, including Wal-Mart, in remote geographic areas of the country.  We have reduced product distribution through independent third-party distributors (redistributors) in the third quarter of fiscal 2012 in favor of utilizing customer managed warehouse distribution centers to lower distribution cost.  Approximately 900 customers were served in the third twelve weeks of Fiscal year 2012 using this distribution method and the company expects to fully discontinue these arrangements in the last quarter of fiscal 2012.

SEC 3(ii) the factors that cause a higher/lower margin of each method relative to the other
The factors that contribute to a higher or lower margin generated from each method depend upon the accepted selling price, level of involvement by our employees in setting up and maintaining displays, distance traveled and fuel consumed by our company-owned fleet as well as freight and shipping costs depending on the distance the product travels to the delivery point.

SEC 3 (iii) the reason(s) for the shift in the delivery method, The decision to deliver to a customer warehouse depends
The reason for the shift in delivery method from direct-store-delivery by our company-owned fleet to delivery to the customer warehouse was based on a simple cost benefit analysis of our route system.  In some cases, it was costing us more in fuel and employee cost to deliver the product to the store than the sale gained by the delivery.  Although the gross margin may decline in some cases, the net contribution to the bottom line has improved through the use of customer warehouses.

SEC 3 (iv) the continuation of this shift
Management is continually evaluating the profitability of product delivery methods, analyzing alternate methods and weighing economic inputs to determine the most efficient and cost effective method of delivery to fulfill the needs of our customers.

SEC 3 (v) the impact on results and margins of subsequently completed interim periods
The impact on operating results and profit margins of subsequently completed interim periods is the actual results which vary due to economic input prices of fuel and labor stemming originally from a cost benefit analysis of our route delivery and product delivery systems.

SEC 3 (vi) the expected impact on the results and margins of future interim and annual periods.
The impact on operating results and profit margins of future interim and annual periods is the actual results which vary due to economic input prices of fuel and labor stemming originally from a cost benefit analysis of our route delivery and product delivery systems.

On page 12, of the 10-Q for the third quarter ended July 6, 2012, we added additional disclosure to clarify the distribution channels utilized and selected under Item 2. “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” under the heading “Overview of Reporting Segments”.  We will continue to include this disclosure in future filings.

Selling, General and Administrative Expenses, page 13

4. We note that “other” comprises a significant portion of the amount of selling, general and administrative expenses.  Please tell us and disclose here and/or in the notes to the financial statements the components and amounts thereof that make up this portion and discuss here gross changes in any component that materially impacts your results, whether or not offset by a change in another component.

Bridgford response:

The criteria weighed to determine which line items are separately disclosed in the Selling, General and Administrative table include whether the item or group of like items is greater than $150,000 dollars.  None of the items in “other” either individually or in a group of like items are larger than $150,000.  The use of $150,000 usually works out to roughly 10% or smaller of the remaining uncategorized difference.

For fiscal year ended October 28, 2011, the major components comprising the reduction of the Selling, General and Administrative line item titled “Other” were an estimated insurance recovery related to a power outage, a decrease in the workers’ compensation expense, a decrease in display rack expenses, a decrease in pension expense and a decrease in advertising expense.  None of the changes individually or as a group of expenses in “Other SG&A” were significant enough in value to merit separate disclosure.

On pages 13 (twelve weeks) and 16 (thirty-six weeks) of the 10-Q for the third quarter ended July 6, 2012, we added additional disclosure under Item 2. “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” explaining the nature of items comprising the line item “Other SG&A”.  We will continue to incorporate this discussion in future filings.

Liquidity and Capital Resources, page 14
Cash Flow from Operating Activities
5. Please discuss the underlying reasons that contributed to the material changes in cash provided by operating activities for comparative periods.  Note that references to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash.  For example, you reference significant increases in accounts receivable as on of the primary factors causing operating cash flows in 2011 to decrease; however, you do not discuss the underlying reasons that caused the significant change in accounts receivable or why cash was so affected.  Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  You should also discuss the reason for negative (for example, for fiscal 2011 and second quarter of fiscal 2012) or relatively low level (for example, year to date second quarter fiscal 2012) operating cash flow and your expectations of negative or low level of operating cash flows in future periods.

Bridgford response:

We have reanalyzed our liquidity and capital resource section of “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and expanded our disclosure to include a description of the main factors management reviews to access the viability of our sources and uses of cash.  The principal source of our operating cash flow is cash receipts from the sale of our products, net of costs to manufacture, store, market and deliver our products.  We have remained free of bank debt for the past twenty-five years and we fund our operations from cash balances and cash flow generated from operations.  We expect positive operating cash flows in the first quarter of our fiscal year from the liquidation of inventory and accounts receivable balances related to holiday season sales.  We typically build inventories in the third quarter for anticipated holiday season sales that occur in the fourth and first quarters. In addition, we expand the explanation of the underlying sources and uses of cash on operating, investing and financing activities.

On pages 17-18, of the 10-Q for the third quarter ended July 6, 2012, we have added additional disclosure to explain liquidity and capital resources under Item 2. “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”.  We will continue to include this disclosure in future filings.

6. We note in Note 3 in the Form 10-Q filed for the interim period ended April 13, 2012 that the company purchases bulk flour under short-term fixed price contracts which obligate the company to purchase specific quantities at fixed prices, and that if agreed quantities are not purchased within the specified contract period, automatic price increases are imposed.  As higher flour costs have been one of the primary contributors impacting your gross margin, it appears that these contracts may have had a material impact on your operations.  Please discuss the impact of these contracts on your results and cash flows, in particular if you are paying higher costs as a result of these contracts relative to the market costs existing during the term of the contracts.  If quantities under these contracts are unmet at period end, or are expected to be unmet in future periods, discuss the expected impact on your results, financial conditions and cash flows.  In connection with this, please explain to us your consideration of Accounting Standards Codification 330-10-35-17 and 18 with respect to these contracts that represent firm purchase commitments.

Bridgford response:

Most flour purchases are made at market price without contracts. The Company purchased bulk flour under short-term fixed price contracts at current market prices.  The contracts are effective for a month or less and are not material.  These contracts are settled within a month’s time and no significant contracts remain open at the close of the quarterly or annual reporting period.  The contracts are mentioned in the disclosure to show that we monitor and manage our ingredient costs to help negate volatile daily swings in market prices when possible.  The Company does not participate in the commodity futures market or hedging to limit commodity exposure.

We have expanded this disclosure to further clarify our involvement with fixed price contracts in Form 10-Q for the quarter ended July 6, 2012 on page 7.

Form 10-Q for the Fiscal Period Ended April 13, 2012
Critical Account Policies, Page 11
7. Please identify and discuss the material factors within each policy and/or estimate cited that are subject to judgment and estimate and that are most sensitive to change.  Your disclosure should address how you determine that amounts to record based on such factors are appropriate under the circumstances.  Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Bridgford response:

As noted in our Form 10-Q for the second quarter of fiscal 2012 and in prior filings, amounts estimated related to liabilities for pension benefits, self-insured workers’ compensation and employee healthcare benefits, realization of deferred tax assets, cash surrender or contract value for life insurance policies, promotional allowances and the allowance for doubtful accounts and inventory reserves are subject to inherent uncertainties and these estimated liabilities may ultimately settle at amounts which may vary from current estimates. We determine the amounts to record based on historical experience and various other assumptions that we view as reasonable under the circumstances and consider all relevant available information.  The results of this analysis form the basis for our conclusion as to the value of assets and liabilities that are not readily available from other independent sources.  We have added this disclosure to Critical Accounting Policies on Form 10-Q for the quarter ended July 6, 2012 on page 10.

Item 9A. Controls and Procedures, Page 17
8. Please review your annual and interim period disclosures of what controls and procedures consist of pursuant to the Exchange Act to include that such procedures are designed “to allow timely decisions regarding required disclosure.”

Bridgford response:

Beginning with the 10-Q for the third quarter ended July 6, 2012, the Company will expand the disclosure in Item 4. Controls and Procedures to include note that our disclosure controls and procedures “were accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.”  The expanded disclosure will also be included in Item 4 of Form 10-Q for the quarter ended July 6, 2012 on page 20 and in Item 9A in the next Form 10-K for the period ending November 2, 2012 and in subsequent Form 10-Ks.

ACKNOWLEDGEMENT

I, Raymond Lancy, as Chief Financial Officer, Vice President, Treasurer and Assistant Secretary  of Bridgford Foods Corporation., a California corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 17th day of August 2012.

BRIDGFORD FOODS CORPORATION

By:	/s/ RAYMOND LANCY
	Name:	Ray Lancy

	Title:	Chief Financial Officer, Vice President, Treasurer and Assistant Secretary, Principal Financial and Accounting Officer